PROXY RESULTS (Unaudited)

Cohen & Steers Global Income Builder, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		17,535,413.690		497,514.953
Richard J. Norman	17,721,639.281		311,289.362
Frank K. Ross		17,735,302.174		297,626.469